EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2014 and 2013 is as follows.

	As of March 31,
	2014	2013
	(Rs. millions)
Long-term debt	454,138.6	330,718.1
Short-term debt (including current portion)	165,960.6	234,897.4
Total debt (A)	620,099.2	565,615.5
Cash and cash equivalents	159,921.5	116,909.9
Mutual funds (current portion)	95,016.2	75,327.0
Total investible surplus (B)	254,937.7	192,236.9
Net debt (A - B)	365,161.5	373,378.6
Equity (including minority interest)	631,696.3	373,905.7
Net debt/equity	0.58	1.00